UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

PINNACLE GAS RESOURCES, INC.

(Name of the Issuer)

Pinnacle Gas Resources, Inc.

DLJ Merchant Banking Partners III, L.P.

DLJ Offshore Partners III, C.V.

DLJ Offshore Partners III-1, C.V.

DLJ Offshore Partners III-2, C.V.

DLJ MB PartnersIII GmbBH & Co. KG

Millennium Partners II, L.P.

MBP III Plan Investors, L.P.

DLJ Merchant Banking III, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

723464301

(CUSIP Number of Class of Securities)

Peter G. Schoonmaker

Chief Executive Officer

Pinnacle Gas Resources, Inc.

1 E. Alger Street

Sheridan, Wyoming

82801

(307) 673-9710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

John W. Kellogg, Esq.	Nancy L. Sanborn, Esq.
Moye White, LLP	Davis Polk & Wardwell LLP
16 Market Square, 6th Fl., 1400 16th Street,	450 Lexington Avenue
Denver, CO 80202	New York, NY 10017
(303) 292-2900	(212) 450-4000

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$10,308,979	$735.03

*

The Transaction Value was determined by adding the following amounts: (i) the product of 20,228,770 shares of common stock multiplied by $0.34 per share, plus (ii) the product of 340,493 shares of unvested restricted common stock multiplied by $0.34 per share, which represents the amount to be received upon the cancellation of such restricted common stock and the payment of merger consideration for such shares, plus (iii) the product of 9,751,262 shares of common stock multiplied by $0.34 per share, representing shares of common stock to be contributed to the acquiring entity in the transactions described on this schedule.

**

The filing fee was determined by multiplying 0.0000713 by the sum of: (i) the product of 20,228,770 shares of common stock multiplied by $0.34 per share, plus (ii) the product of 340,493 shares of unvested restricted common stock multiplied by $0.34 per share, which represents the amount to be received upon the cancellation of such restricted common stock and the payment of merger consideration for such shares, plus (iii) the product of 9,751,262 shares of common stock multiplied by $0.34 per share, representing shares of common stock to be contributed to the acquiring entity in the transactions described on this schedule.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:	$735.03

(2)	Form, Schedule or Registration Statement No.:	Schedule 14A

(3)	Filing Party:	Pinnacle Gas Resources, Inc.

(4)	Date Filed:	April 2, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction described herein; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2010 and Amendment No.1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 25, 2010 (collectively the “Schedule 13E-3”) by (1) Pinnacle Gas Resources, Inc., a Delaware corporation (“Pinnacle,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction and (2) DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB PartnersIII GmbBH & Co. KG, Millennium Partners II, L.P., MBP III Plan Investors, L.P. and DLJ Merchant Banking III, Inc.  (collectively, “DLJ”).  The Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of February 23, 2010 (the “Merger Agreement”), that we entered into with Powder Acquisition Co. (“Merger Sub”) and  Powder Holdings, LLC (“Parent”). We are sometimes referred to collectively along with DLJ as the “Filing Persons.”

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13E-3.

Item 16 of the Schedule 13E-3 is hereby replaced in its entirety with the following:

Item 16.        Exhibits.

Regulation M-A Item 1016

EXHIBIT INDEX

(a)(1)  Proxy Statement, as amended, filed with the SEC on May 25, 2010 (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on June 10, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(b)  None.

(c)(1) Fairness Opinion of FBR, dated February 23, 2010 attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(c)(2) Summary of Management’s Projections dated February 3, 2010 (attached to Schedule 13e-3/A filed May 25, 2010).

(c)(3) FBR Presentation dated February 24, 2010.

(d)(1) Agreement and Plan of Merger by and among us, Powder and Merger Sub attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(d)(2)  Contribution Agreement, dated February 23, 2010 attached as Exhibit E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(d)(3) Form of Amended and Restated Limited Liability Company Agreement of Powder Holdings, LLC.

(e)(1)  Voting Agreement  dated February 23, 2010 attached as Exhibit B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Exhibit D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(g) None.

(h) None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2010	PINNACLE GAS RESOURCES, INC.

	By:	/s/ Peter G. Schoonmaker
	Name:	Peter G. Schoonmaker
	Title:	President and CEO

Dated: June 10, 2010	DLJ MERCHANT BANKING PARTNERS III, L.P.

By: DLJ Merchant Banking III, Inc., its Managing General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010	DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010

DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III-1, C.V. and as Attorney-in-Fact for DLJ Merchant Banking III, L.P., as Domestic Associate General Partner of DLJ OFFSHORE PARTNERS III-1, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010

DLJ MERCHANT BANKING III, INC., as Advisory General Partner on Behalf of DLJ OFFSHORE PARTNERS III-2, C.V. and as Attorney-in-Fact for DLJ Merchant Banking III, L.P., as Domestic Associate General Partner of DLJ OFFSHORE PARTNERS III-2, C.V.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010	DLJ MB PARTNERSIII GMBH & CO. KG

By: DLJ Merchant Banking III, Inc., the General Partner of DLJ Merchant Banking III, L.P., its Managing Limited Partner.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

By: DLJ MB GmbH, its General Partner

By:	/s/ Kenneth J. Lohsen
Name:	Kenneth J. Lohsen
Title:	Director

Dated: June 10, 2010	MILLENNIUM PARTNERS II, L.P.

By: DLJ Merchant Banking III, Inc., its Managing General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010	MBP III PLAN INVESTORS, L.P.

By: DLJ LBO Plans Management Corporation II, its General Partner

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

Dated: June 10, 2010	DLJ MERCHANT BANKING III, INC.

	By:	/s/ Kenneth J. Lohsen
	Name:	Kenneth J. Lohsen
	Title:	Vice President

EXHIBIT INDEX

(a)(1) Proxy Statement, as amended, filed with the SEC on May 25, 2010 (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on June 10, 2010).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(b)  None.

(c)(1) Fairness Opinion of FBR, dated February 23, 2010 attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(c)(2) Summary of Management's Projections dated February 3, 2010 (attached to Schedule 13e-3/A filed May 25, 2010).

(c)(3) FBR Presentation dated February 24, 2010.

(d)(1) Agreement and Plan of Merger by and among us, Powder and Merger Sub attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(d)(2)  Contribution Agreement, dated February 23, 2010 attached as Exhibit E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(d)(3) Form of Amended and Restated Limited Liability Company Agreement of Powder Holdings, LLC.

(e)(1)  Voting Agreement  dated February 23, 2010 attached as Exhibit B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Exhibit D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on May 25, 2010).

(g) None.

(h) None.